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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section FEB 27 2020 Washington DC

SEC FILE NUMBER
8- 67061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/19   AND ENDING   12/31/19
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pacer Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Chesterfield Parkway
                              (No. and Street)

Malvern   PA   19355
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe M. Thomson   610-644-7223
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Joe M. Thomson_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Pacer Financial, Inc._____, as of
December 31_____, 2019, are true and correct.   I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

_____

_____

_____   _____
                                                                                                        Signature

                                                                                         Principal Executive Officer
                                                                                         _____
                                                                                                              Title

_____
                Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Pacer Financial, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Pacer Financial, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2006
Abington, Pennsylvania
February 25, 2020

Pacer Financial, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	1,572,573
Due from affiliate		168,476
Other assets		4,971
Total assets	$	1,746,020

Liabilities and Stockholders' Equity

Liabilities

Accrued interest payable to stockholder	$	210,512
Accrued expenses		14,633
		225,145

Commitments and contingencies and guarantees:

Subordinated borrowings		600,000
Total liabilities		825,145

Stockholders' Equity

Common stock, no par value -1,000 shares authorized 1,000 issued and outstanding		100,000
Additional paid-in capital		13,659,870
Accumulated deficit		(12,838,995)
Total stockholders' equity		920,875
Total liabilities and stockholders' equity	$	1,746,020

The accompanying notes are an integral part of this financial statement.

Pacer Financial, Inc.
Notes to Financial Statement
December 31, 2019

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1.   **Organization**

Pacer Financial, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2.   **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Company:

Revenue – In accordance with ASC 606, revenue from the sale of mutual funds, variable annuities and exchange traded funds is recognized when it is earned.

Concentration of credit risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Cash and cash equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income.   Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2019, in the accompanying financial statement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2019 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2016.

Fair value - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The three levels of inputs are as follows:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2. Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

2.   Summary of Significant Accounting Policies (Continued)

Level 3. Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the company's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2019:

Securities owned:	Level 1	Level 2	Level 3
Money market funds (included in cash and cash equivalents)	$ 157,363	$ -	$ -

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 25, 2020 the date the financial statement was available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry securities accounts for customers.

4.   Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

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4. **Net Capital Requirements (Continued)**

    At December 31, 2019, the Company's net capital was $1,344,281 which was $1,339,281 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.01 to 1.

5. **Liabilities Subordinated to Claims of General Creditors**

    There are two borrowings under subordination agreements at December 31, 2019. The first is a $200,000 Subordinated Loan Agreement bearing interest at 6% and the second borrowing is a $400,000 Subordinated Loan Agreement bearing interest at 5%. Each Subordinated Loan Agreement contain rollover provisions which allow for automatic renewal without FINRA approval. The borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The borrowings were funded by the Company's majority stockholder. Interest expense for the year ended December 31, 2019 under such borrowings was $32,000.